Filed by Brookline Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Brookline Bancorp, Inc.

Commission File No.: 0-23695

TRANSCRIPT

12 - 16 - 2024

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

TOTAL PAGES: 19

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

CORPORATE SPEAKERS:

Kevin Conn

Berkshire Hills Bancorp, Inc; Head Investor Relations

Nitin Mhatre

Berkshire Hills Bancorp, Inc; Chief Executive Officer

Paul Perrault

Brookline Bancorp, Inc; Chief Executive Officer

Carl Carlson

Brookline Bancorp, Inc; Chief Financial Officer

Sean Gray

Berkshire Hills Bancorp, Inc; Chief Operating Officer

Michael McCurdy

Brookline Bancorp, Inc; Chief Operating Officer

PARTICIPANTS:

Mark Fitzgibbon

Piper Sandler; Managing Director

Billy Young

RBC Capital Markets; Associate

David Bishop

Hovde Group; Director

Laurie Hunsicker

Seaport Research; Senior Analyst

Chris O'Connell

KBW; Director

Steve Moss

Raymond James; Analyst

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

PRESENTATION:

Operator^ Good morning, and welcome to Berkshire Hills Bancorp and Brookline Bancorp's merger call. All participants will be in listen-only mode. After today's presentation, there will be an opportunity to ask questions. (Operator Instructions) Please note that this event is being recorded.

I would now like to turn the conference over to Berkshire Hills Head of Investor Relations and Corporate Development Officer, Kevin Conn.

Please go ahead.

Kevin Conn^ Thank you. This morning, we announced the merger of equals of Berkshire Hills Bancorp and Brookline Bancorp.

The press release and presentation are available on the investor relations pages at each company website, ir.berkshirebank.com and brooklinebancorp.com. The press release and presentation have also been filed with the SEC.

Here with me today are Nitin Mhatre, President and Chief Executive Officer of Berkshire Hills Bancorp, Paul Perrault, Chairman and Chief Executive Officer of Brookline Bancorp, Carl Carlson, Co-President and Chief Financial and Strategy Officer of Brookline Bancorp, Sean Gray, President and Chief Operating Officer of Berkshire Bank, and Michael McCurdy, Co-President and Chief Operating Officer of Brookline Bancorp.

Our remarks will include forward-looking statements and refer to non-GAAP financial measures. Actual results could differ materially from those statements. Please see our legal disclosures on Page 2 and 3 of the presentation referencing forward-looking statements, non-GAAP financial measures, and where to find important additional information regarding the transactions. We urge you to read these materials when they become available because they will contain important information.

I'll now turn the call over to Nitin. Nitin?

Nitin Mhatre^ Thank you, Kevin. Good morning, everyone, and thank you for joining us on this joint conference call today.

This uniquely complementary merger of equals that we announced this morning creates a premier Northeastern franchise with total combined assets of $24 billion. It combines Berkshire's stable funding base in smaller city and rural communities with Brookline's strong lending presence in larger and faster-growing markets. This merger creates tremendous shareholder value with meaningful accretion to earnings per share, return on assets, and return on tangible equity.

This merger also accelerates our ongoing efficiency initiatives and enables us to serve our clients even better. We remain committed to our employees, customers, and communities and look forward to maintaining that commitment going forward. Over the past four years, we've made tremendous transformative progress at Berkshire, and our merger with Brookline will position us to significantly accelerate that progress for our shareholders.

I want to thank all of my Berkshire colleagues for their passionate commitment to our strategy and look forward to their continued support as we merge with Brookline Bancorp in due time.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

With that, I'll turn the call over to Paul Perrault. Paul?

Paul Perrault^ Thank you, Nitin, and good morning, everyone, and thank you for joining us on today's call.

Nitin and I are very pleased to announce this merger. This combination accelerates the strategic goals of each company and, as Nitin mentioned, creates a $24 billion commercial banking franchise with a branch network serving the major market markets in the Northeast. From a Brookline perspective, the pro forma company enhances funding, reduces investment CRE concentrations, and improves fee income.

From a Berkshire perspective, it accelerates commercial banking services and opportunities in the key markets of Boston and Providence and gains significant efficiencies while transforming to Brookline's regional banking model. We have a very experienced combined management team. I will be leading that team as President and CEO.

Carl Carlson will continue as the Chief Financial and Strategy Officer. Sean Gray will continue as the Chief Operations Officer. Michael McCurdy will continue as the Chief Banking Officer, and Mark Meiklejohn will continue as the Chief Credit Officer.

Gordon Prescott will continue as the General Counsel for the company. Jacqueline Courtwright will continue as the Chief Human Resources Officer, and Ashlee Flores will be the Chief Risk Officer. Dave Brunelle will continue as the Chairman of the Board, which will consist of eight directors from each company.

I will now turn it over to Carl.

Carl Carlson^ Thank you, Paul, and good morning, everyone. I'll start on Page 6 of the presentation.

As Paul and Nitin highlighted, the combination of these two companies creates a $24 billion commercial banking franchise with a branch network serving the major markets in New England and Eastern New York. We will be consolidating the four bank charters into one. Brookline Bank, a Massachusetts State chartered Federal Reserve member, will be the surviving charter.

We will be changing the name of the bank and holding company, which we will announce prior to closing. This merger is expected to generate highly attractive returns with significant GAAP EPS accretion of 40% in 2026, with a tangible book earned back of 2.9 years and IRR of 25%, significantly above our cost of capital. Perhaps even more impressive, excluding the purchase accounting marks, the cash EPS accretion is 23%, tangible book earned back of just 1.2 years.

The transaction was structured in price to ensure all stockholders have substantial upside potential.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Turning to Page 7, this partnership generates significant economies of scale, resulting in cost savings and the ability to leverage future investments. Market footprints of both organizations complement each other, covering most of the key markets in New England.

As I previously mentioned, the profitability metrics significantly improve on a combined basis, driven by the identified cost savings. This transaction is significantly accretive to both GAAP and cash EPS. Cash EPS excludes the impact of purchase accounting.

There's also considerable potential upside for our stockholders when you compare the pro forma price to 2026 EPS multiple of 7.8x versus our new larger peer group median multiple of 10.5x, a 34% potential upside.

I'll talk a bit more about that on Slide 24.

Additionally, we have a very experienced management team who have already begun to collaborate on the planning and preparation to execute and drive performance.

On Page 8, we provide a summary of the transaction. This transaction is a merger of equals, with Berkshire as the legal acquirer and Brookline as the accounting acquirer. This means Berkshire's balance sheet will be marked to market at close.

It's a 100% stock-for-stock deal at a fixed exchange ratio of 0.42 Berkshire shares for each Brookline share, equating to approximately $12.68 per Brookline share based on Berkshire's Friday close of $30.20. We expect to raise Berkshire's cash dividend post-closing to a level that maintains the current payout for Brookline shareholders. Brookline has raised $100 million in common equity to support the transaction. After the equity raise, the ownership will be roughly 51% Berkshire, 45% Brookline, with the new investors representing about 4%.

Currently, we don't see any reason why this won't close in the second half of 2025, modeling a September 30th close.

Page 9 provides an overview of Brookline. I'm sure many of you are familiar with Brookline already. Brookline is an $11.7 billion multi-bank holding company headquartered in Boston. We have three bank subsidiaries, Brookline Bank serving greater Boston, Bank Rhode Island, and PCSB Bank serving Westchester County in the lower Hudson Valley in New York. Additionally, we have a nationwide equipment finance business focused on large urban laundromats and fitness equipment through our Eastern Funding subsidiary.

On Page 10, I'd like to turn it over to someone I've gotten to know pretty well over the last few months, Sean Gray, President and Chief Operating Officer of Berkshire Bank.

Sean Gray^ Thank you, Carl. It's been a pleasure getting to know you and the rest of the Brookline team over the past several months.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

On Page 10, you see an overview of Berkshire Hills Bancorp, which is an $11.6 billion bank, which is also headquartered in Boston. We completed the sale of 10 branches in New York in the third quarter and now operate 83 branches throughout Massachusetts, Rhode Island, Connecticut, Vermont, and upstate New York. As you likely know, we offer customers commercial and private banking services, retail banking, wealth management, as well as a nationwide SBA lending platform.

This transaction has been designed to benefit all stakeholders, employees, customers, shareholders, and our communities, and I'm excited to partner with the Brookline team. Berkshire is happy to bring our healthy and sticky deposit base, balanced loan composition, and exceptional commercial and fee business teams to Brookline's favorable markets with greater penetration.

I'll now pass the call to Michael McCurdy. Michael?

Michael McCurdy^ Thanks, Sean. Page 11 shares a picture of the combined banks. As Carl mentioned in his earlier comments, we will combine Brookline's three banks, Brookline Bank, Bank Rhode Island, and PCSB Bank with Berkshire Bank to establish one pro forma bank consisting of six regions. Each region will be managed by a regional president with three regions led by the current bank presidents from Brookline and the addition of three new regions, each to be led by one of the executives from the commercial bank team at Berkshire. This regional approach provides for local management and authority and allows our commercial and retail banking teams to efficiently and effectively serve their local markets.

Turning to Page 12, the pro forma bank will immediately be a leader in deposits as compared to peer banks in the New England and New York markets, resulting in the number three mid-sized bank for deposit share with 148 branch locations.

Continuing on Page 13, the pro forma bank will have a significant presence in every major metropolitan market in the Northeast, including Boston, Worcester, Providence, Pittsfield, New York and New Jersey, and the Springfield and Hartford markets. All appealing markets with significant room for continued growth.

Page 14 sets forth information on the combined branch network and the solid deposit base that the pro forma bank commands in these markets.

Turning the Page to 15, a repetitive theme is the high quality core deposit mix of the pro forma bank. As you will note, the balanced deposit mix, a favorable cost of funds, and an improved loan to deposit ratio are all compelling components of this transaction.

Similarly, as you turn to Page 16, the pro forma bank will have a balanced and diversified loan portfolio while preserving loan yields. The addition of complementary lending units from both Brookline and Berkshire will further strengthen the loan mix for the pro forma bank, positioning it for stronger growth in the future.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Now I'll turn it back to Carl.

Carl Carlson^ Thank you, Mike.

Investor commercial real estate concentrations become a major focus of regulators as well as the market. This combination reduces Brookline's concentrations, and the company will continue to reduce concentrations to the management of loan originations as well as the benefit of improved pro forma earnings going forward.

We've also explored placements, loan sales, and securitizations as other avenues of managing unbalanced sheet concentrations. We continue to originate high-quality loans for our relationship customers.

On the top of Page 18, you will find a more detailed look at the significant components as well as the concentrations at each bank.

Please note, before the impact of any purchase accounting marks, the combined ICRE concentration as of September 2024 was just 339%. On the lower half of the page, the impact of the equity raise and purchase accounting impact on capital is reflected. The projected ICRE concentration at close to the holding company is 352%, declining to 317% at the end of 2026, and less than 300% in 2027.

This is driven by modest growth in loans and a strong contribution of retained earnings.

I'll hand it back to Sean to cover Page 19.

Sean Gray^ Thanks, Carl.

Page 19 details the comprehensive due diligence both banks have completed over the past five months. Over 80 employees were involved, and we've had over 30 in-person or virtual meetings, as well as help from outside consultants, bankers, and attorneys. We engaged Cobblestone to do a deep dive of Brookline's portfolio, covering 97% of criticized and 78% of office CRE, resulting in no recommended changes from accrual to non-accrual.

Our diligence also found that our similar size and approach has shown many duplicative technology and operational providers where redundancy can be eliminated and boding well for our cost-save assumptions.

With that, I'll turn it back to Carl. Carl?

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Carl Carlson^ As Sean mentioned, we've all been working on this transaction for many months. On the Brookline side, we examined Berkshire's risk management processes, internal controls, compliance, AML, BSA, et cetera. We conducted the credit review in-house. Mark Meiklejohn, Brookline's chief credit officer, led a senior credit team that looked at credit policies, loan ratings, current underwriting practices, loan files, and documentation.

The team reviewed 60% of the C&I portfolio, 66% of the commercial real estate portfolio, and 95% of all criticized classified assets. We found files to be well-documented and the risk appetite to be similar between the two institutions.

Turning to Page 20, we have outlined the key merger assumptions.

Transaction structured as all stock with Berkshire as the legal acquirer and Brookline as the accounting acquirer. The fair value marks will be on Berkshire's balance sheet. We are using consensus estimates through 2026.

One-time merger expenses are estimated at $93 million, and we have allocated an additional $10.8 million for rebranding efforts, such as signage, which will be amortized over 10 years. Cost savings of 12.6% of the combined operating expense have been identified. We have established a gross credit mark of $143.4 million, of which 34% covers purchase credit-deteriorated loans and 66% for non-PCD loans.

The day-two CECL reserve is equal to $94.5 million, which is 100% of the gross credit mark on the non-PCD loans. Purchase accounting marks reflect the after-tax mark on the available-for-sale portfolio reflected in AOCI of $88.9 million, loan portfolio pre-tax write-down of $203.9 million, Held to Maturity Securities pre-tax write-down of $61.1 million, Trups pre-tax write-down of $4.6 million, and sub debt pre-tax write-down of $12.2 million.

We used the third party to perform the interest rate marks on the balance sheet, as well as the core deposit and tangible valuation, which came in at $221.8 million and modeled using 10-year sum-of-the-year digit amortization.

On Page 21, we've laid out the impact on earnings and tangible book value, as well as capital, both on a GAAP basis and on a non-GAAP basis, which excludes the impact of purchase accounting. On a GAAP basis, there is 14% accretion to EPS in 2025 and a 40% increase in 2026.

Excluding the impact of rate marks, EPS accretion is at 6% in 2025 and 23% in 2026. These are very strong accretion metrics on both a GAAP and non-GAAP basis. Tangible book value dilution, excluding the rate marks, is 4.2% with a 1.2-year earnback. Including purchase accounting on a GAAP basis, tangible book value dilution is 16.7% with a 2.9-year earnback.

Now, on a regulatory capital basis, excluding rate marks, total risk-based capital would be 13.8%, an ICRE concentration of 318% at closing versus on a GAAP basis. Total risk-based capital is 12% with a 366% ICRE concentration. We feel very comfortable with the pro forma capital levels after the Common Offering, and capital levels will be building quickly due to increased earnings resulting from both identified cost savings and the accretion of fair value marks.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

On Page 22, we provide a waterfall graph reflecting the contribution to 2026 pro forma income. As you can see, using consensus estimates, Berkshire and Brookline are both projected to contribute $116 million each in net income. We have identified cost savings of $52 million after tax, accretion from the loan mark is estimated at $44 million after tax, and there's a net $5 million drag in other items, resulting in pro forma net income of $323 million for 2026.

This results in strong returns on equity and tangible equity.

On Page 23, we compare our current and pro forma profitability to our peers, which show considerable improvement. This partnership accelerates our strategic goals as well as our capacity to grow in the future.

On Page 24, we illustrate the GAAP and cash profitability metrics for this transaction, as well as the current trading multiples. We then compare them to the performance metrics and trading multiples of peers between $15 and $50 billion in assets. As you can see, the GAAP metrics meet or exceed the metrics of the top quartile of the peer group.

While there are no guarantees, there is meaningful discount of 58% from the top quartile. Even when comparing the median trading multiples of the peers, it is 34%. And on a cash basis, there is a strong upside potential for the stock price. We believe this transaction provides stockholders with significant potential upside.

On Page 25, the strong capital generation this merger creates is illustrated, as well as the build in regulatory capital ratios. Tier 1 common equity is projected to be 9.8% at close and builds to 10.5% by the end of 2026.

Overall, these companies fit together very nicely geographically, complement each other on the business mix. The combination accelerates the strategic goals of both organizations and is highly accretive to earnings, trading at a significant discount to peers.

With that, I'll hand it back to Paul on Page 26.

Paul Perrault^ Thanks, Carl. And thank all of you for joining us today. Today marks the beginning of a new chapter for both our organizations.

And we look forward to the great things to come as a combined entity. I would like to thank our customers for your longstanding support of our two organizations. And importantly, I would like to recognize the hard work and dedication of all of our employees and thank them for their support.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

We will now open it up for questions.

QUESTION & ANSWER:

Operator^ We are now opening the floor for question-and-answer session. (Operator Instructions) Your first question comes from Mark Fitzgibbon from Piper Sandler. Your line is now open.

Mark Fitzgibbon^ Hey, guys. Good morning. Congratulations.

Nitin Mhatre and others^ Hi, Mark. Thank you, Mark. Thanks.

Mark Fitzgibbon^ First question, I was curious, did either party consider an outright sale trying to capture a takeover premium before you decided to do this transaction?

Paul Perrault^ Well, I -- this is Paul. Well, that's the kind of thing that's always on the front of a management committee's mind, a Board's mind.

And so, when we were approached by Berkshire, we found it very interesting and so continued to pursue it together. So, it was a singular event, if you will. And so, it wasn't the result of having tried to look for a buyer and failed or something.

Nitin Mhatre^ Yes, I would agree. I think this is, we felt an add market type of deal, bringing in the best of the two organizations and combining forces, creating shareholder value was the best way, as opposed to trying to get into a, takeover premium kind of opportunity.

Paul Perrault^ It's always hard to tell. And of course, we have to execute. But when you look back on the kind of numbers that Carl was talking about, if this could readily produce quite a big premium for all the shareholders.

Mark Fitzgibbon^ Okay. And then, Paul, could it make sense at some point to tighten up the geographic spread of the footprint? I guess I'm curious, is any of that assumed in the cost savings assumption?

Paul Perrault^ There are four or five branch overlaps, if you will. They're literally almost across the street from each other. Sean and Nitin have worked over the past couple of years at rationalizing the footprint.

I don't know enough about it to have a different opinion than to say, I assume by and large that they have done what they need to do. And over time, I'm sure I'll develop my own opinion.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

And so having said that, sort of our history is you're always doing some pruning. Maybe you're closing one, maybe you're opening one or moving one. And so, I would expect that that pattern would continue with the enlarged footprint.

Nitin Mhatre^ And, Mark, I would add, I think the element of this that's going to be differentiating and unique is for a bank this size, we would also have this dual effect of having the stable funding that comes from some of these smaller rural markets that will be able to support the lending in the faster-growing metro markets.

So, I think there's a little bit of an advantage for us compared to now if you compare it with similar-sized banks that have maybe tighter footprints and don't have that advantage of rural versus metro towns.

Mark Fitzgibbon^ Okay. And then lastly, given the desire to shrink the investor commercial real estate book going forward, where do you see loan growth being focused as the combined company moves forward?

Paul Perrault^ Well, we only want to shrink the ratio. If we can come up with better capital, better placements, all the things that Carl had mentioned we want to do. We've got some remarkable customers in commercial real estate, which are very important. We want to be supportive of them in a way that doesn't bring attention to the concentration.

So, it will be subdued originations in that area for the balance sheet. The equipment finance asset-based lending coming from Berkshire and C&I, which has been quite strong and developing for both companies, will be the drivers, if you will, I think, of the net growth in the balance sheet, which I would expect probably would be mid- to high single-digit levels, with the drag being the commercial real estate growth could be quite a bit smaller than that.

Mark Fitzgibbon^ Thank you.

Paul Perrault^ Thank you, Mark.

Operator^ Your next question comes from Billy Young of RBC Capital Markets. Your line is now open.

Billy Young^ Hey, guys. Congrats on the deal. And --

Carl Carlson^ Thanks for calling, Billy. Thanks.

Billy Young^ And nice to meet you, Paul and Carl. I guess just to follow up on Mark's prior question, just on commercial real estate, thank you for your projections on the ICRE to capital ratios.

Just to clarify, those projections do not assume any kind of loan sales activity. Is that correct?

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Carl Carlson^ That's correct.

Billy Young^ Okay. Okay. And just based on the cadence of that ratio kind of improving over each of the next three years, do you feel any urgency to have to do that, or it feels like you can kind of just naturally run off and off the concentration where you wouldn't have to take any additional action from a sales perspective?

Paul Perrault^ We don't want to be in a position where we have to. First, let me say this is not a regulatory issue at all. It's a very, very high-quality portfolio. This is a market perception, and we need to be responsive to what regulators are thinking about.

So, Carl will look over the landscape after the deal closes and see if there are any good opportunities either in commercial real estate sales or other portfolios that will exist at the time that might be ripe for sale, particularly those that are not customer-oriented.

But what you have in the investor deck is no sale activity.

Billy Young^ Got it. Understood. Appreciate that answer.

And just on a separate topic, can you speak to the longer-term funding strategy? Is there a long-term loan-to-deposit ratio target that you'd like to have for the combined company? I guess there's a scale of a larger balance sheet to help you kind of achieve some of your deposit objectives. Just some commentary on that, please. Thanks.

Paul Perrault^ I think we get to about 100% just with this transaction, and both companies have been getting pretty good deposit growth in things like private banking, in commercial banking, institutional stuff. And Berkshire brings some very exciting technology to enhance the retail deposit growth, which we're looking forward to.

And the cash management area has been a big provider of deposits for new and enhanced relationships.

So, I don't think I have a target. I mean, we all understand lower is better with the loan-to-deposit ratio, but I haven't seen 100 from Bookline's perspective in quite a while. So, I think it's a good start.

Billy Young^ Thank you for that. And my last question, this is a relatively large transaction for both franchises. You're essentially doubling the balance sheet.

So, can you kind of speak to management's comfort on the existing infrastructure and technology to support that larger balance sheet? And just comment, do you see any need to reinvest any portion of the synergies into kind of enhancing the technology and infrastructure going forward?

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Sean Gray^ Great question. Sean Gray here. We've done a deep dive, and the good news is both banks have really good foundational pieces that we now can grow into and we can begin to scale.

Those foundational pieces, those investments are already part of the pro forma. We also have some flexibility to create a little bit of a competitive environment, to have some of our vendors come with the best price as we look to eliminate redundancy. So, we've got the natural pieces to grow into, and it is part of this already.

We'll make the necessary investments as we look at just prudent usage of capital in which businesses may need greater support. But we're in a good spot.

Billy Young^ Great. Thank you for taking my questions.

Paul Perrault^ Thank you, Bill.

Operator^ Your next question comes from David Bishop from Hovde Group. Your line is now open.

David Bishop^ Yes, good morning, gentlemen. Congratulations, and good to speak to Paul and Carl again.

Hey, there may be a question on this…

Nitin Mhatre^ Good morning, David.

David Bishop^ Good morning. I know Berkshire on the Berkshire legacy side, moving towards more of an emphasis of the MyBanker program. Just curious if that program will be retained. It might be too early, but any color on that program.

Sean Gray^ So, Sean here. And so, the MyBanker program is really our ability to develop private bankers that can grow into really deposit acquisition, help us, as Nitin and Paul have talked, we've really reduced our branch franchise while maintaining our deposit levels. And I think that exceptional service.

That group will be moving to Mike McCurdy. The good news is, Paul, Mike, they have a private banking arm already. So, there's a really great natural fit. And within this transaction, we've already had discussions about our private banking, MyBanker team, in regards to retention.

So, we're very optimistic that there will be good continuity with that program.

David Bishop^ Got it. Maybe a similar question. It sounded like in the preamble, the 44 business capital of the SBA, that sounds like that's an ability to leverage as well.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Sean Gray^ Yes, absolutely. The SBA group is going to stay with myself. I've got great exposure with that group since Berkshire -- since that acquisition. That management team is staying in place. And they're really excited that the penetration that Brookline has in certain markets should only enhance that business.

Nitin Mhatre^ Hey, Dave. And Nitin here, just to maybe supplement that, that's a very good question because as part of these two organizations coming together, there's going to be significant revenue type of synergies as well.

So, we get the benefit of great markets, Boston, Rhode Island, that Brookline is in, and they have a good lending machine there. They've got an RIA on the wealth management side. They've got 1031 exchanges. But on our end, we are going to retain the elements of ABL, and SBA lending through 44BC, as we call it, our payroll deposits, private banking, and the trust business we have as well.

So, really, I think there's going to be significant kind of a network effect on that revenue drivers, like you said, including MyBanker program that you asked about.

David Bishop^ Great. That's great to hear.

And then the final sort of housekeeping question. I don't think this is the case, but any early read if there would be any sort of HHI issues within any markets? Thanks.

Paul Perrault^ No, no, not even close.

David Bishop^ I thought. Just wanted to ask. Thank you.

Paul Perrault^ Thank you, Dave.

Operator^ Your next question comes from Laurie Hunsicker from Seaport Research. Your line is now open.

Laurie Hunsicker^ Yes. Hi. Thanks. Good morning. And just to echo my congratulations, interesting, very, very interesting deal here.

So, Paul, maybe starting very high level, you commented that you would keep the Brookline dividend payout. And so, your payout has certainly been higher than Berkshire Hills. It's been running, I don't know, 50, 60, sometimes north of 60%. Is that the right way we should think about the pro forma company?

Paul Perrault^ No, it's not. It's not the payout ratio. It's the amount of money that the dividend is that will be equalized.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Laurie Hunsicker^ Okay. Okay. So, equalized with respect to what? Looking at Brookline or looking at Berkshire Hills or?

Paul Perrault^ Well, it will be a certain amount of money per share. Carl?

Carl Carlson^ So, Laurie, each Brookline shareholder will get 0.42 shares of Berkshire. So --

Laurie Hunsicker^ Right.

Carl Carlson^ -- Berkshire currently has a lower dollar amount in dividend than Brookline. So, we'll be increasing that dividend to (multiple speakers) $1.29 per share so that it gets the Brookline shareholders back to where they are today.

Laurie Hunsicker^ Great.

Paul Perrault^ As to the payout ratio, if you want me to address that, currently Brookline's at 50 and change and stuff like that. But we were in the low 40s for a long time. And then when the rates inverted on us and with our wholesale borrowings becoming very expensive, that's when we went up a little over 50 for a few quarters.

But that's not the history. It's not the target. I think in the pro forma numbers.

Carl Carlson^ Yes. So, the pro forma numbers, it drops to around 33%.

Laurie Hunsicker^ Got you. Perfect. Okay.

(Multiple Speakers)

Laurie Hunsicker^ Okay. Great. And then with respect to office and also the credit marks, Berkshire Hills, round number 500 million in office, Brookline 700 million in office. What is your reserve going to look like after that? And how much of the credit mark was earmarked for office?

Carl Carlson^ Yes. I don't have the specifics on how each, how the credit mark was allocated to each line or each credit. But we did take a strong look at the Berkshire books since we are marking that to market. We feel very comfortable with our current reserves on our office portfolio and our books. And we thought this was a good opportunity to establish the CECL, day two CECL reserve, as well as the credit mark on those loans.

And you see the credit mark is a bit higher than what the current reserve is. But that's, and that may or may not change when we get closer to close. But we feel good about where the marks are.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Paul Perrault^ Okay. Laurie, I will just add to that, that neither company has any material issues in the office portfolios.

Laurie Hunsicker^ Right. Just looking, I mean, some banks on mergers have taken the opportunity to really, put that aside because it's obviously a troubled category. So, I just didn't know. I mean, you're sitting at 2% reserves. I think Berkshire Hills is one and a half.

I mean, what just sort of last question here in office, I mean, pro forma, what do you think that office reserve is going to look like just on a percentage basis? Maybe that's a better way to ask it.

Carl Carlson^ Yes. We looked at it carefully, Laurie. I just don't have the exact numbers on the reserve.

Laurie Hunsicker^ Okay. Okay. That's fair.

Carl Carlson^ Yes.

Laurie Hunsicker^ Okay. That's fair.

And then just thinking about tax rate, Carl, Berkshire Hills, 22%, Brookline's 24.5%, 25%. How should we think about the combined company in terms of tax rate?

Carl Carlson^ I would use those two tax rates and then all the incremental stuff's done at 25. So, we feel good about that.

Laurie Hunsicker^ Okay. So, you're saying blend the two and then anything incremental stick at 25.

Carl Carlson^ Correct.

Laurie Hunsicker^ Okay. Okay. And then last question here, can you just help us think a little bit about expenses in terms of actual dollars? I mean, I appreciate all the detail you've given and particularly there's just lots of great detail here. But the cost is the $52 million, but it does seem like you guys are doing other spending.

If we were just to look at a dollar number on expenses as we sort of look forward to 2026, can you help us just in round numbers think about that with everything fully based? In other words, how would that look?

Carl Carlson^ Sure. So, we've got it laid out there pretty well for you on that waterfall slide showing exactly the dollar impact in 2026. And so that's an after-tax number. Just divide that by 0.75, you get the pre-tax number. About 60% of that's going to be comp and benefits, 25% of that is basically on technology, data processing, things of that nature. And the remaining is really professional services and other operating expenses.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Laurie Hunsicker^ I just didn't know what other spends you guys were taking advantage of since you're now going to such a much bigger company. Just how we should think about new expenditures coming on.

Carl Carlson^ We don't see -- when we went through the cost savings, we feel very comfortable that the cost savings are good and at the 12.6%. And we put some increases in there as well. So not only the savings, but also some adjustments on certain things to get to that 12.6%.

Laurie Hunsicker^ Perfect. Okay. That's what I was looking for. Great.

(Multiple Speakers)

Carl Carlson^ And I did mention, we did set aside another 10.8 million for branding.

Laurie Hunsicker^ For branding, for signage. Yes, you sure did. Thank you very much.

Carl Carlson^ Thank you, Laurie.

Operator^ Your next question comes from Chris O'Connell from KBW. Your line is now open.

Chris O'Connell^ Hey, good morning. Congratulations on the transaction.

(Multiple Speakers)

Chris O'Connell^ Thank you. So, I was just wondering outside of the potential kind of looking at CRE a little bit closer once the transaction closes, is there any other opportunities that you guys might look to explore in terms of any other areas of balance sheet restructuring or runoffs or divestitures, whether that be on the securities portfolio side or on the loan portfolio side as you come up post-close?

Paul Perrault^ Carl?

Carl Carlson^ Yes. So, we're looking very closely at this. We've got a lot of ideas, but it's hard to put anything concrete at this point, not knowing what the environment is going to be when this actually closes.

But as Paul mentioned, we'll be looking first at anything that doesn't impact the customer. So, if there are participations in or if there are things that are not real relationships for the company, for instance, purchase residential mortgages. I think the investment portfolio on a pro forma basis may be a little bit on the high side.

So, there are going to be areas that we'll be able to look at to really drive return on equity at the end of the day.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Chris O'Connell^ Okay. Got it.

And then thinking about putting these two franchises together, and I appreciate the disclosures on kind of where you guys see the pro forma margin shaking out. How are you guys thinking about, as you put everything together, what the pro forma interest rate profile or interest rate sensitivity profile is post-close?

Carl Carlson^ Yes, we would target trying to be as neutral as possible to interest rates. We've always tried to do that. It's not always very easy. But deposits move quite a bit. Deposit flows and the betas around that.

But we really try to keep that as neutral as possible. That's our goal.

Paul Perrault^ We have enough risk in the rest of the operation rather than taking interest rate risk. We're not big on that.

Chris O'Connell^ Okay. Got it.

And then based on the discussions around the CRE, I mean does that imply that taking the combined franchise after close, at least initially, might be a little bit of a slower organic balance sheet growth on the pro forma on the near term until you get the CRE kind of where you guys want to go over the course of '26, '27, or should the pro forma growth rate kind of mirror a blend of the two franchises?

Paul Perrault^ Well, initially it will, Chris, because that's where the market wants to take it. I'm expecting that in due course, the market will get comfortable again with real estate generally. And we'll have to monitor that.

And in the meantime, as Carl mentioned, we find ways to originate but not carry it on the balance sheet and take care of our customers. As I mentioned before, these real estate portfolios are very good. So, it's not something that I'm going to be anxious to dispose of, if you will. But we do have to pay attention to what drives the market.

Chris O'Connell^ Got it. And then last one for me, as you guys were looking at the two franchises and doing the due diligence and putting these two together, did you explore or get a sense of how much customer overlap there was at the two entities?

Paul Perrault^ Interesting. Interesting. The only place that I'm aware of where there is some is in commercial real estate, particularly in the metro Boston market. That's about it.

Nitin Mhatre^ Yes. And I think that's what makes the complementarity of this unique, because I think Carl talked about the 12.6% expense opportunity. A big part of that is in a back office and professional services.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

So, there is no revenue overlap. And to that extent, the revenue engines continue to move forward and accelerate.

Chris O'Connell^ Got it. Thanks, Nitin, thanks Paul.

Paul Perrault^ [Okay], Chris.

Operator^ Your next question comes from Steve Moss from Raymond James. Your line is now open.

Steve Moss^ Good morning.

Paul Perrault^ Hi, Steve.

Steve Moss^ Just on the pro forma EPS accretion you guys provide for 2026, you guys are using consensus numbers. I think as Carl has made clear, the margin has some pretty good upside here, just given the interest rate environment that kind of implies that consensus probably understated with the exit margin.

Just kind of curious on maybe the Berkshire Hillls side, as we think about Fed rate cuts here through 2025 and maybe a positive sloping curve. Is there some upside to numbers with regard to NII versus work consensuses?

Nitin Mhatre^ It's too early to say. I think Carl touched upon, where everybody would like their balance sheets to be. We used to be asset sensitive. We are still modestly asset sensitive, maybe on the shorter end, slightly liability sensitive.

So, I think it's going to be a function of how do you navigate through this. But I think the gating factor, there's always going to be the deposits and deposit betas. And we've begun to see some real good traction in growth and deposits. And we want to just carefully balance the growth versus beta. But the focus would be on creating those relationships and improving NII.

But too early to say if there is an upside to the consensus at this point.

Steve Moss^ Okay, great. All my other questions have been asked and answered. So, I really appreciate all the call here today. Thank you very much.

Nitin Mhatre^ Thank you, Steve.

Operator^ This concludes our question and answer session. I'd now like to hand back the conference over to Mr. Perrault for any closing remarks.

Berkshire Hills Bancorp, Inc.

Investor Presentation - Project Commerce

Paul Perrault^ My only closing remark is to thank you and thank all of you on the call for joining us. Enjoy the holidays.

Operator^ Thank you. This call has concluded. Thank you for attending today's presentation. You may now disconnect.